SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, March 2, 2022 - GOL Linhas Aéreas Inteligentes S.A. ("GLAI"), (NYSE: GOL and B3: GOLL4), Brazil's premier domestic airline, announces its 4Q21 earnings schedule.

4Q21 Earnings

March 11, 2022 (after trading hours)

The release will be available on our website www.voegol.com.br/ir. Simultaneously, videos will be made available with the results' presentation, financial review and the answers to some questions previously received, in order to reserve more time for Q&A in the conference calls.

Quiet Period

In accordance with fair disclosure and corporate governance best practices, GOL will begin its quiet period on March 2, and will end immediately after the earnings call on March 14.

Conference calls

English	Portuguese
March 14, 2022	March 14, 2022
11:00 a.m. (US EDT)	12:30 p.m. (US EDT)
12:00 p.m. (Brasília time)	01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 4090-1621
Code: GOL	Code: GOL
Replay phone: +1 (412) 317-0088	Replay phone: +55 (11) 3193-1012
Replay code: 5984889	Replay code: 2000720#
Webcast: click here	Webcast: click here

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and webcast: A slide presentation will be available for viewing and downloading in our website www.voegol.com.br/ir. The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available for 7 days.

CONTACT
Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has an alliance with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer